U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-34738

LUOKUNG TECHNOLOGY CORP.

LAB 32, SOHO 3Q, No 9, Guanghua Road,

Chaoyang District, Beijing

People’s Republic of China, 100020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Fiscal Year End

On October 4, 2018, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Luokung Technology Corp. (the “Company”) and the Board approved a change of the Company’s fiscal year end from September 30 to December 31, effective immediately.

Dismissal of Independent Registered Public Accounting Firm

On October 5, 2018, the Audit Committee dismissed BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2018, effectively immediately.

BDO’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended September 30, 2017 and 2016, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended September 30, 2017 and 2016, and in the subsequent interim period through October 4, 2018, there were (i) no disagreements between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreement in their reports on the financial statements for such years, and (ii) no “reportable events” as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided BDO with a copy of the disclosures contained in this Current Report on Form 6-K (the “Report”) prior to the time the Report was filed with the Securities and Exchange Commission (the “SEC”). The Company requested that BDO furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of BDO’s letter dated October 10, 2018, is attached as Exhibit 1 hereto.

Engagement of New Independent Registered Public Accounting Firm

On October 5, 2018, the Audit Committee approved the engagement of Moore Stephens CPA Limited (“Moore Stephens”) as the Company’s independent registered public accounting firm, effectively immediately. The Audit Committee also approved Moore Stephens to act as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018.

In deciding to engage Moore Stephens, the Audit Committee reviewed auditor independence and existing commercial relationships with Moore Stephens, and concluded that Moore Stephens has no commercial relationship with the Company that would impair its independence. During the Company’s most recent two fiscal years and through the subsequent interim period through October 4, 2018, neither the Company nor anyone on its behalf has consulted with Moore Stephens on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUOKUNG TECHNOLOGY CORP.

October 10, 2018	By:	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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Exhibit Index

Exhibit Number	Description
1	Letter of BDO China Shu Lun Pan Certified Public Accountants LLP, dated October 10, 2018.

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